UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2004            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

Interim Financial Statements (Unaudited) for the period ended June 30, 2004.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: August 30, 2004	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

ESPERANZA SILVER CORPORATION

Six-Month-Period Ended June 30, 2004 (unaudited)

ESPERANZA SILVER CORPORATION

Management Discussion and Analysis

For the Six-Month-Period ended June 30, 2004

This discussion and analysis of financial position and results of operation is prepared as at August 20, 2004 and should be read in conjunction with the interim consolidated financial statements for the six-month-period ended June 30, 2004 with the related notes thereto.  Those consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements but do not contain all disclosure required under generally accepted accounting principles for annual financial statements.  Accordingly, readers may want to refer to the 2003 annual audited financial statements and accompanying notes.  All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted.  This discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered to be reasonable by the Company’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Description of Business

The Company is an exploration company dedicated to the identification, acquisition and exploration of silver projects.  The Company’s strategy is to advance its projects through prospecting and initial drilling stages and to seek new partners through joint-ventures or other associations to fund continued project development.  By following this strategy, Esperanza plans on holding a large portfolio of silver prospects, which will allow it to maximize exploration activities while minimizing its funding requirements and risk.

Atocha Project, Bolivia

During the first six months of 2004, the Company incurred a further $286,314 in expenditures on this project for direct exploration costs as well as property taxes.  In March, 2004, the Company announced the acquisition of an additional 4,925 hectares adjacent to its Atocha Property.  The concessions were acquired directly and have no further obligations other than annual tax assessments, which are minimal.

During June, 2004, the Company completed the acquisition of the 850 hectare Los Mangales concession, one of the ten contiguous concessions comprising the Atocha group, by making a final payment of US$68,000 to the property owner.  The Company now directly controls 12,175 hectares of which only 850 hectares (the aforementioned Los Mangales concession) is subject to a 1.5% net smelter return royalty.

During May, 2004, drilling began in the Carmen area of Atocha.  In July, 2004, the Company announced the results of the first 670 metres of drilling.  The target zone was encountered in two drill holes with the best result being 84 grams of silver per tonne (2.45 ounces per ton) over a 1.5 metre width.  More detailed drill results can be found on the Company’s website at www.esperanzasilver.com.  As of August 20th, the Company continues to drill at the Condor Iquina zone within the Atocha concessions.

The Company will also conduct additional surface sampling and trenching in other areas within its concession block.  The Company has budgeted US$330,000 for these exploration activities to the end of 2004.

La Esperanza Project, Mexico

During the first six months of 2004, the Company incurred exploration expenditures of $164,483 on the Esperanza project, conducting surface exploration including sampling, trenching and mapping with a goal of defining drill targets.  The Company received all necessary exploration and drilling permits and anticipates starting drilling in the fourth quarter of 2004.  Results of the sampling can be found on SEDAR at www.sedar.com or the Company’s website at www.esperanzasilver.com.  The Company expects to spend US$225,000 on fieldwork on this property by May 2005.

Other Exploration

In 2004, the Company has conducted numerous mineral property investigations in its continuing its search for new projects.  On May 5th, 2004, the Company acquired the Estrella project located in Peru, consisting of 400 hectares covering known outcrops of silver and copper bearing sandstones.  The Company paid US$7,000 on signing of the option agreement and will have to make additional payments as described in note 4 of the interim consolidated financial statements.  Esperanza has petitioned the Peruvian government for an additional 1200 hectares of unclaimed land surrounding the new concessions.

The Company did not conduct any exploration activity on its Flor de Loto project in Peru during the first half of 2004.  The Company incurred exploration expenditures of $7,472 on its Estrella project after acquiring it in early May 2004.  The expenditures were mainly for permit fees.

Liquidity and Capital Resources

The Company started 2004 with working capital of about $1.0 million and working capital as at June 30, 2004 was approximately $580,784.  Exploration and administrative expenditures have been partially funded by cash generated by the exercise of share purchase warrants in the amount of $282,000.  The total exploration and development costs for the La Esperanza Silver Project and the Atocha Project are budgeted to be approximately $860,000 by the end of 2004.  Normal operating and exploration related cash outlays have been budgeted at about $300,000 for 2004.  Additional equity funding will be required to satisfy cash requirements for 2004.

Quarterly Information

	2003	2003	2004	2004
	Sept. 30	Dec. 31	Mar. 31	Jun. 30
Operating Expenditures	216,400	306,548	143,045	171,037
Loss for the period	216,400	306,626	133,823	166,795
Loss per Share (Basic and Diluted)	0.01	0.02	0.01	0.01

	2002	2002	2003	2003
	Sept. 30	Dec. 31	Mar. 31	Jun. 30
Operating Expenditures	13,395	146,069	127,078	186,816
Loss for the period	13,395	146,049	127,078	186,816
Loss per Share (Basic and Diluted)	-	0.01	0.01	0.01

In the six-month-period ended June 30, 2004, the Company received royalty revenue of $13,464 from a part of its Atocha property, which was leased to a local contractor.  The acquisition of the Atocha property occurred at the end of 2003 and consequently there was no royalty revenue for the comparable prior period.  Accounting and legal costs were up significantly over the prior comparable period due mainly to legal costs related to the transition of ownership of the Atocha property and other legal costs indirectly related to the acquisition.  The Company incurred higher expenses for investor relations and transfer agent and filing fees as a result of its listing on the Canadian Venture Exchange.  In the first quarter of 2003, the Company was not listed.  Office and sundry expenditures also increased significantly for 2004 compared to 2003.  However, the costs incurred in second quarter of 2004 for these expenses were similar to those incurred in the first quarter of 2003.

The Company spent less on property examination costs in the current period compared to 2003 but this was more than offset by capitalized exploration expenditures on the Atocha and La Esperanza projects. The Company’s property examination expenditures for the six-month and three month periods ended June 30, 2004 are as follows:

Property Examination Expenses	Three-Month-Period ended	Six-Month-Period ended
	June 30, 2004	June 30, 2004

Assay	1,008	1,104
Geologist & field costs	3,608	22,575
Legal	6,806	6,806
Property exams and maintenance	3,080	3,080
Office and travel	9	3,242
Total	14,511	36,807

Transactions with Related Parties

The Company entered into a Services Agreement dated March 1, 2000 with Quest Management Corp. (“Quest”), a company related by virtue of a director in common.  Under this agreement, the Company paid a fee of $3,500 per month plus expenses for office space, supplies, and accounting services.  During the six-month-period ended June 30, 2004 a total of $10,500 (2003 - $21,000) was charged by Quest.  The Company also has a consulting agreement with its President for US$7,625 per month plus health insurance benefits.  During the six-month-period ended June 30, 2004, the President was paid $75,087 (2003 - $81,543) in consulting fees and health benefits.  As at June 30, 2004 the President was advanced $10,675 for travel expenses.

Effective April 1, 2004 the Company revised its services agreement with Quest Management Corp.  Quest will provide office space on a monthly rental but Esperanza will pay directly for its supplies and will pay a consultant directly for accounting services. During the six-month-period ended June 30, 2004 a total of $3,000 (2003 - $Nil) was charged by Quest for rent.

Accounting Estimates

The Company’s capitalized mineral property costs as reported on the interim consolidated balance sheet reflect actual costs incurred by it on the acquisition and exploration of its properties.  The realization of the Company’s investments in these exploration projects is dependent upon several factors, including the discovery of economically recoverable reserves of minerals, the ability to obtain necessary financings and joint venture partners to develop each project’s potential or the disposal of property interests on an advantageous basis.  The Company reviews the carrying values of its projects on a quarterly basis and, if required, makes an adjustment to reflect the property’s realizable value.  Capitalized costs are amortized over the estimated useful lives of the properties following the commencement of production.  During the first half of 2004 the Company capitalized approximately $467,594 of mineral property costs.

Change in Accounting Policy

Effective January 1, 2004, the Company adopted the new CICA Handbook Section 3110 for asset retirement obligations.  As at June 30, 2004, the Company estimated the present value of costs relating to future site restoration and abandonment to be $Nil.  Accordingly, the Company has not recorded any asset retirement obligation.  All properties are in still in the exploration stage.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

The Company is operating in countries that currently have stable political environments, but there is always a risk that this could change.  The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars.  At this time there are no currency hedges in place.  The Company does not have any employees.  All work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Outstanding Share Data

As at August 20, 2004, there were 22,680,065 common shares outstanding.  There were also 1,230,000 director and employee stock options outstanding with exercise prices ranging between $0.25 and $0.75 per share.  Of the options outstanding, 780,001 have vested.  There are also 6,612,200 warrants outstanding which expire between August 18, 2005 and December 23, 2005 with exercise prices ranging between $0.40 and $1.50.  Refer to note 5 of the interim consolidated financial statements for more details on these outstanding securities.

ESPERANZA SILVER CORPORATION

Interim Consolidated Balance Sheets

Schedule A

(Expressed in Canadian Dollars) - Unaudited

	“Unaudited” June 30, 2004	“Audited” December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$582,936	$1,107,812
GST, VAT and other receivables	63,854	35,638
Prepaid expenses	25,618	20,833
	672,408	1,164,283

Equipment (note 3)	7,367	-
Mineral properties (note 4)	6,676,548	6,208,594

	$7,356,323	$7,372,877

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$90,538	$72,145
Taxes payable	1,086	23,663
	91,624	95,808

Shareholders’ equity
Share capital (note 5)	6,581,682	6,293,432
Contributed surplus	2,204,160	2,204,160
Deficit	(1,521,143)	(1,220,523)
	7,264,699	7,277,069
	$7,356,323	$7,372,877

See accompanying notes to the interim consolidated financial statements.

Approved by the Board of Directors:

Signed: “Brian Bayley”

Director

Signed: “William Pincus”

Director

DRAFT - September 3, 2004

#

ESPERANZA SILVER CORPORATION

Interim Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars) - Unaudited

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Royalty revenue	$ (4,242)	$ -	$ (13,464)	$ -

Operating Expenses:
Accounting and legal	32,225	24,677	63,765	26,217
Bank charges and interest expense	1,407	502	2,392	907
Consulting fees	35,719	42,645	73,023	81,543
Depreciation and amortization	388	-	388	-
Foreign exchange	(22,336)	1,979	(22,942)	5,788
Investor relations	21,604	-	44,792	-
Office facilities and administrative services	15,927	10,500	26,427	21,000
Office and sundry	11,531	7,472	21,028	7,639
Property examination costs	14,511	60,997	36,807	120,105
Shareholder communications	34,323	11,669	35,593	22,724
Transfer agent and regulatory fees	18,305	26,525	23,776	28,656
Travel	7,933	1,104	11,174	2,271
Less: interest income	(500)	(1,254)	(2,141)	(2,956)
	171,037	186,816	314,082	313,894

Loss for the period	(166,795)	(186,816)	(300,618)	(313,894)

Deficit, beginning of period	(1,354,346)	(510,759)	(1,220,523)	(383,681)

Deficit, end of period	$(1,521,141)	$ (697,575)	$(1,521,141)	$ (697,575)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	22,562,812	14,597,700	22,386,334	14,590,324

See accompanying notes to the interim consolidated financial statements.

DRAFT - September 3, 2004

#

ESPERANZA SILVER CORPORATION

Interim Consolidated Statements of Cash Flows

Schedule A

(Expressed in Canadian Dollars) - Unaudited

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Cash provided by (used for):

Operating activities:
Loss for the period	$ (166,795)	$ (186,816)	$ (300,618)	$ (313,894)
Depreciation and amortization	388	-	388	-
Changes in non-cash working capital balances:
GST and other receivables	(21,411)	(4,444)	(28,216)	(9,725)
Prepaid expenses	19,656	-	(4,785)	-
Accounts payable and accrued liabilities	42,655	39,187	(4,186)	29,423
Net cash used for operations	(125,507)	(152,073)	(337,417)	(294,196)

Investing activities:
Purchase of capital assets	(3,372)	-	(7,755)	-
Mineral property costs	(333,719)	(23,654)	(461,704)	(23,654)

	(337,091)	(23,654)	(469,459)	(23,654)

Financing activities:
Shares issued for cash	94,990	-	282,000	-

Increase (decrease) in cash	(367,608)	(175,727)	(524,876)	(317,850)

Cash, beginning of period	950,544	298,234	1,107,812	440,357

Cash, end of period	$ 582,936	$ 122,507	$ 582,936	$ 122,507

See accompanying notes to the interim consolidated financial statements.

DRAFT - September 3, 2004

#

ESPERANZA SILVER CORPORATION

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

June 30, 2004

(Unaudited)

1.

Basis of Presentation:

The accompanying financial information does not include all disclosure required under generally accepted accounting principles for annual financial statements.  The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  Operating results for the six-month-period ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.  These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as the annual audited consolidated financial statements of the Company for the years ended December 31, 2002 and 2003, except for the item described in note 2.  Accordingly, these interim consolidated financial statements should be read in conjunction with the 2003 annual audited consolidated financial statements and notes thereto.

2.

New accounting policy:

Asset retirement obligations

Effective January 1, 2004 the Company has adopted the new CICA Handbook Section 3110, for asset retirement obligations.  As at June 30, 2004, the Company estimates the present value of costs relating to future site restoration and abandonment to be $Nil.  The Company has made no provision for site restoration costs or potential environmental liabilities as all properties are still in the exploration stage.  Factors such as further exploration and development and changes in government regulations may materially change this cost estimate.

3.

Equipment:

			2004 (unaudited)	2003
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value

Equipment	$ 7,755	$ 388	$ 7,367	$ -

During the six-month-period ended June 30, 2004, the Company purchased office equipment in the amount of $7,755.

ESPERANZA SILVER CORPORATION

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

June 30, 2004

(Unaudited)

4.

Mineral properties:

	Mexico	Bolivia	Peru	Total
Acquisition costs and option payments	$ 95,626	$ 6,230,192	$ 16,823	$ 6,342,641
Assays	6,986	6,715	-	13,701
Drilling	-	56,536	-	56,536
Field costs	8,652	9,628	1,188	19,468
Geological studies	78,506	55,202	-	133,708
Mapping and surveying	17,550	21,892	-	49,442
Travel, food and accommodation	22,158	447	265	22,870
Property taxes and permits	11,336	21,374	5,472	38,182
	$ 240,814	$ 6,411,986	$ 23,748	$ 6,676,548

At December 31, 2003, the mineral property costs for the Company’s projects consisted of:

	Mexico	Bolivia	Peru	Total
Acquisition costs and option payments	$ 28,185	$ 6,125,672	$ 6,591	$ 6,160,448
Assays	2,336	-	-	2,336
Field costs	517	-	-	517
Geological studies	30,853	-	-	30,853
Mapping and surveying	8,540	-	-	8,540
Travel, food and accommodation	4,205	-	-	4,205
Property taxes and permits	1,695	-	-	1,695
	$ 76,331	$ 6,125,672	$ 6,591	$ 6,208,594

a) Esperanza Property

The Company entered into an option agreement with Recurso Cruz del Sur, S.A. de C.V. (“Recursos”) dated  May 7, 2003 whereby it obtained the option to acquire 100% interest, subject to a 3%  net smelter royalty, in the Esperanza silver/gold project in Moulas State, Mexico, and the issuance of 170,000 shares of the Company.  The schedule for payments and the issuance of shares is as follows:

Date Due	Payment	Issued	Status

On signing of agreement	US $15,000	25,000	paid / issued
May 7, 2004	US $15,000	25,000	paid / issued
May 7, 2005	US $25,000	40,000
May 7, 2006	US $25,000	40,000
May 7, 2007	US $25,000	40,000
May 7, 2008	US $1,895,000	-
	US $2,000,000	170,000

The Company has applied for all necessary drilling permits from the Mexican government in order to complete the recommended drill program. The Company is also required to spend an aggregate of US$225,000 on exploration within the first two years of agreement.  On May 7, 2004, the Company made the second payment of US$15,000 to Recrusos and issued the second tranche of shares.

ESPERANZA SILVER CORPORATION

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

June 30, 2004

(Unaudited)

4.

Mineral properties (continued):

b)

Atocha Property

On December 23, 2003, the Company acquired a 100% indirect interest in the Atocha Project concessions, comprising approximately 7,250 hectares located in West Central Bolivia, pursuant to the business combination with Compania Minera General Minerals (Bolivia) S.A. on December 23, 2003. The Atocha property is subject to maintenance payments of US$74,000 in 2004 required to complete the acquisition of 850 hectare Los Mangales concession, title to which will then be transferred directly to the Company’s Bolivian subsidiary.  The vendor will also receive a 1.5% Net Smelter Return (“NSR”) royalty in the minerals produced from this property.  The Company, at its option, can purchase the royalty for US$202,000.  The Company has now made all of the required payments for this property and completed the acquisition.

On March 24, 2004, the Company acquired an additional 4,925 hectares adjacent to its Atocha property in Bolivia.  The concessions were acquired directly and have no further obligations other than annual tax assessments which are minimal. Esperanza now controls a total of 12,175 hectares in the area.

c)

Flor del Loto

The Flor del Loto project is located in Lima Department, Peru approximately 150 kilometres northeast of Lima.  The property consists of two concessions totaling 1000 hectares.  On December 15, 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner.  Esperanza must make the following payments to maintain its option:

Date Due	Cash Payment	Status

On signing of agreement	US $5,000	paid
On first anniversary of agreement	US $10,000
On second anniversary of agreement	US $15,000
On third anniversary of agreement	US $25,000
On fourth anniversary of agreement	US $30,000
On fifth anniversary of agreement	US $500,000
US $585,000

In addition, the property owners will receive a 2.7% NSR.  Esperanza has no annual work or spending commitments and can abandon the property at any time without penalty.

d)

Estrella

On May 5, 2004 the Company acquired the Estrella project located in Peru.  It consists of 400 hectares covering known outcrops of silver and copper bearing sandstones.  The Company is also in the process of acquiring, through staking, additional land which surrounds the new concessions.  The Company acquired the core concession under an option to puchase agreement with a local prospector.  Under the terms of the agreement Esperanza must make the following payments to maintain its option:

1.

ESPERANZA SILVER CORPORATION

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

June 30, 2004

(Unaudited)

2.

Mineral properties (continued):

Date Due	Cash Payment	Status

On signing of agreement	US $7,000	paid
On first anniversary of agreement	US $10,000
On second anniversary of agreement	US $15,000
On third anniversary of agreement	US $25,000
On fourth anniversary of agreement	US $40,000
On fifth anniversary of agreement (final purchase)	US $500,000
US $597,000

The Company will also pay a 1.7% NSR on all production.  There are no minimum work commitments.

5.

Share capital:

a)

Authorized:

100,000,000 common shares without par value.

b)

Issued and outstanding:

	Number of Shares	Stated Value	Contributed Surplus
Balance, December 31, 2003	21,900,065	$ 6,293,432	$ 2,204,160

Shares issued pursuant to exercise of warrants	705,000	282,000
Shares issued for mineral property options	25,000	6,250

Balance, June 30, 2004	22,630,065	$ 6,581,682	$ 2,204,160

c)

Stock Options:

As at June 30, 2004 the following options were outstanding:

	Number Outstanding	Exercise Price	Number Vested	Expiry Date
Options granted August 18, 2003	1,000,000	$ 0.25	730,000	8/18/2008
Options granted September 1, 2003	150,000	$ 0.75	50,001	9/1/2008
Options granted May 6, 2004	80,000	$ 0.58	Nil	5/6/2009

On May 7, 2004, the Company, pursuant to the Company’s stock option plan, granted stock options to an officer and a consultant of the Company enabling the holders to acquire up to 80,000 common shares exercisable at a price of $0.58 per share for a period of five years.

ESPERANZA SILVER CORPORATION

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

June 30, 2004

(Unaudited)

5.

Share capital (continued):

d)

Warrants:

As at June 30, 2004, the following warrants were outstanding:

Number Outstanding	Exercise Price		Expiry Date
1,435,000	$	(i)	08/18/05
1,100,000	$ 1.25	(ii)	11/22/04
	$ 1.50		11/22/05
77,200	$ 1.25	(ii)	11/22/04
	$ 1.50		11/22/05
4,000,000	$ 1.05		12/23/05

6,612,200

(i) Each warrant entitles the holder to purchase one common share at a price of $0.40 until August 18, 2005, but if the closing price for 20 consecutive trading days after December 19, 2003 exceeds Cdn. $0.70 per share the warrant must be exercised by the holder within 14 days of written notice thereof from the Company or they will terminate.

Subsequent to June 30, 2004, 50,000 common shares were issued pursuant to the exercise of share purchase warrants for proceeds totaling $20,000.

(ii) Each warrant entitles the holder to purchase a further share at a price of $1.25 until November 24, 2004 and $1.50 until November 24, 2005.  The share purchase warrants provide that the Company may require their exercise if the closing price for more than 20 consecutive trading days is greater than $1.75 until November 24, 2004 and greater than $2.00 until November 24, 2004.

e)

Escrowed Shares:

As at June 30, 2004 there were 1,162,500 shares held in escrow.

Subsequent to June 30, 2004, 232,500 common shares were released from escrow.

6.

Related party transactions:

The Company entered into a Services Agreement with Quest Management Corp. (“Quest”), a company related by virtue of a director in common, dated March 1, 2000.  The Company paid Quest a fee of $3,500 per month plus expenses for office space, supplies and accounting services.  During the six-month-period ended June 30, 2004, $10,500 (2003 - $21,000) was charged by Quest.

The Company revised its services agreement with Quest Management Corp.  Under the new agreement, commencing April 1, 2004, Quest will provide office space on a monthly rental but Esperanza will pay directly for its office supplies and will pay a consultant directly for accounting services.  During the six-month-period ended June 30, 2004, $3,000 (2003 - $Nil) was charged by Quest.

The Company has a consulting agreement with its President for US$7,625 per month plus health insurance benefits.  During the six-month-period ended June 30, 2004, the President was paid $75,087 (2003 - $81,543) in consulting fees and health insurance benefits.  As at June 30, 2004, the President was advanced $10,675 for travel expenses.